UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69086

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Latin Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 SE 2nd Street Suite 3975
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Farid Velasquez	(786) 663 3786	favelasquez@latinsecurities.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeJoy & Co. CPAs, LLP
(Name – if individual, state last, first, and middle name)

280 East Broad Street, Suite 300	Rochester	NY	14604
(Address)	(City)	(State)	(Zip Code)

2/18/2004	1069
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Farid A. Velasquez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Latin Securities, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO & FINOP

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LATIN SECURITIES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2025

and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

***This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934**

TABLE OF CONTENTS



Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
  Latin Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Latin Securities, Inc. as of December 31, 2025, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Latin Securities, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Latin Securities, Inc.'s management. Our responsibility is to express an opinion on Latin Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Latin Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DeJoy & Co. CPAs, LLP

We have served as Latin Securities, Inc.'s auditor since 2022.

March 11, 2026.

LATIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS		
Cash	$	316,420
Deposits with clearing broker		561,220
Accounts receivable		1,206,066
Receivables from clearing broker		999,779
Due from related party		30,000
Prepaid expenses and deposits		108,428
Property and equipment, net		30,589
Operating right-of-use asset		509,660
TOTAL ASSETS	$	3,762,162
LIABILITIES		
Accounts payable and accrued expenses	$	903,950
Operating lease liability		570,447
		1,474,397
STOCKHOLDER'S EQUITY		
Common stock, voting, no par value per share, 1,000 shares authorized, issued and outstanding		310,000
Additional paid-in capital		6,677,808
Accumulated deficit		(4,700,043)
		2,287,765
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,762,162

The accompanying notes are an integral part of these financial statements.

LATIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

1. BUSINESS

Latin Securities, Inc. (the "Company") was incorporated in the State of Florida on January 12, 2012 and is duly registered as a securities broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's headquarters are located in Miami, Florida. The Company's current name became effective on May 6, 2022 after its common stock was purchased in April 2022.

The Company is wholly owned by Latin Securities Holdings, LLC, which is wholly owned by Latin Securities S.A. Agente de Valores.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Recently adopted accounting pronouncement - Effective January 1, 2025, the Company adopted Financial Accounting Standards Board Accounting Standards Update No. 2023-09, *Income Taxes (Topic 740), Improvements to Income Tax Disclosures* ("ASU 2023-09"). The ASU is effective for annual periods beginning after December 15, 2024, and may be applied prospectively with an option for retrospective application. The Company adopted the ASU on January 1, 2025. The adoption did not have a material impact on the recognition or measurement of amounts reported in the Company's financial statement. The standard primarily affects disclosure requirements.

Use of estimates - The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Significant estimates include, but are not limited to, the reserve for credit losses, the depreciable lives of property and equipment, the valuation of the lease asset and liability, and the valuation of the deferred tax asset and related valuation allowance. Accordingly, actual results may differ from these estimates.

Going concern - This financial statement has been prepared in accordance with GAAP applicable to a going concern entity, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has an accumulated deficit at December 31, 2025. Management has obtained representation from the parent company of the stockholder that any additional funds required for cash flow needs will be provided through capital contributions for at least one year from the issuance date of this financial statement, and that the parent company of the stockholder has the ability to support the Company. Based on this, the Company believes that it will have sufficient cash to enable the Company to continue as a going concern.

Deposits with clearing broker - The Company clears its riskless principal and customer transactions on a fully disclosed basis through its clearing broker. Pursuant to a clearing agreement, the Company is required to maintain a certain minimum capital with the clearing broker in the form of cash. The level is agreed upon from time to time based on the nature of the Company's clearing activities.

Accounts receivable and reserve for credit losses - Accounts receivable arise solely from the Company's brokerage activities, investment advisory services, and sales-based commissions earned from underwriting offerings in which the Company acts as a selling member or agent on a best-efforts basis. The receivable balance primarily reflects amounts due from the counterparty that incurred the obligation under the underwriting agreement, representing commissions earned on these transactions. Management periodically reviews the sufficiency of the reserve for credit losses, taking into consideration historical losses, existing economic conditions, and reasonable and supportable forecasts of expected credit losses, and makes adjustments to the reserve as it considers necessary. Accounts receivable are written off in the period in which they are deemed uncollectible. Management has determined that no reserve for credit losses was necessary at December 31, 2025.

Receivables from clearing broker - The Company clears all of its customer transactions through a clearing broker on a fully disclosed basis. Based on the terms and conditions of the Company's agreement with its clearing broker, receivables from the clearing broker represent amounts due for commissions, trading gains, 12b-1 fees and trailing fees, advisory fees, administrative fees, and interest income, less any amounts payable for transaction costs.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

The Company reviews property and equipment to be held and used for possible impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the asset to the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the asset is considered to be impaired, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Leases - The Company determines if an arrangement is or contains a lease at inception. The Company records a right-of-use ("ROU") asset and lease liability, which is initially based on the discounted future minimum lease payments over the term of the lease. As the rate implicit in the lease is not easily determinable, the incremental borrowing rate is used in determining the present value of lease payments.

Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. For leases with an initial term of twelve months or less, no ROU asset or lease liability is recorded on the statement of financial condition and the short-term lease cost for these leases is recorded on a straight-line basis over the lease term.

Income taxes - As a result of the stock purchase by Latin Securities Holdings, LLC, the Company is qualified as a C Corporation.

Income taxes are provided for the tax effects of transactions reported in the financial statement and consist of taxes currently due and deferred taxes. The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely to be realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments, and which may or may not accurately forecast actual outcomes.

3.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2025:

		Estimated useful lives
Furniture	$81,134	3 years
Computer equipment	57,694	3 years
Leasehold improvements	9,996	3 years
Software	9,175	3 years
Less accumulated depreciation	(127,410)	
Property and equipment, net	$30,589	

4. LEASE

The Company has entered into a lease agreement for office space that is considered to be an operating lease. The lease agreement requires the Company to pay for a portion of operating expenses directly attributable to the operation, maintenance, management and repair, as well as real estate taxes, related to the leased office space. At December 31, 2025, the lease agreement has a remaining term of approximately three years and the weighted-average discount rate is 8.5%.

Future maturities of the operating lease liability are as follows:

Year ending December 31,	
2026	$ 239,580
2027	246,754
2028	147,481
	633,815
Less - imputed interest	(63,368)
Operating lease liability	$ 570,447

5. COMMITMENTS AND CONTINGENCIES

The Company maintains bank balances which, at times, may exceed the federally insured limit. The Company has not experienced losses relating to these deposits and management does not believe that they are exposed to any significant credit risk with respect to these amounts.

Management evaluates potential claims and legal matters in the ordinary course of business in accordance with GAAP. The Company records a liability for contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the loss is reasonably possible, or if it is probable but not reasonably estimable, the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss, if such an estimate can be made.

As of the date the financial statement was available to be issued, the Company was not a party to any pending or threatened legal proceedings or claims that would require accrual or disclosure in the financial statement. Accordingly, no amounts have been recorded related to contingencies.

The Company has agreed to indemnify its clearing broker for losses sustained in connection with customer accounts introduced by the Company to the extent such losses arise from the acts, omissions, or failure of the Company to perform its obligations. The Company executes transactions and introduces them its clearing broker on a fully disclosed basis.

The Company's exposure to credit risk associated with the nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company, through its clearing broker, seeks to manage these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market and credit exposure risk.

6.   RELATED PARTY TRANSACTIONS

At December 31, 2025, the Company had a balance due from Latin Securities Holdings, LLC of $30,000 for expenses paid by the Company on behalf of Latin Securities Holdings, LLC. The balance was collected in full in January 2026.

7.   INCOME TAXES

Deferred income tax asset is comprised of the following at December 31, 2025:

Deferred income tax asset:	
Net operating loss carryforwards	$ 1,068,000
Valuation allowance	(1,068,000)
Net deferred income tax asset	$ -

The valuation allowance reflects management's assessment that it is more likely than not that the deferred tax asset will not be realized.

The Company has approximately $4,030,000 in net operating losses at December 31, 2025 to offset future federal and state taxable income.

The Company is required to file income tax returns with federal and various state taxing authorities. At December 31, 2025, the Company's federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2022 through 2025 tax years.

8.   REQUIREMENTS OF RULE 15c3-3

The Company is an introducing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers and possession or control requirements, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

9. **NET CAPITAL PROVISION OF RULE 15c3-1**

The Company is subject to the SEC Uniform Net Capital Rule (SEA Rule 15c3-1) which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $1,052,100, which was $987,784 in excess of its required net capital of $64,316. The Company's ratio of aggregate indebtedness to net capital was 0.92 to 1 at December 31, 2025.

10. **SEGMENT REPORTING**

The Company operates in a single line of business as a securities broker-dealer and investment advisor. The Company's services include agency transaction services, riskless principal transaction services, underwriting services, and advisory services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The Company operates in a single reportable segment; therefore, all financial information, including total assets, is included in the accompanying financial statement.

11. **SUBSEQUENT EVENTS**

The Company has performed an evaluation of subsequent events through March 11, 2026, which is the date that the accompanying financial statement was available to be issued.

A capital contribution of $300,000 from Latin Securities Holdings, LLC was ratified and received on January 13, 2026.